October 22, 2010

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

  RE: **RadNet, Inc.**
       Form 10-K for FYE December 31, 2009
       Filed March 15, 2010, amended March 31, 2010 and May 10, 2010;
       DEF 14A for Annual Meeting on June 3, 2010
       Filed April 23, 2010
       File No. 1-33307

Dear Dr. Berger:

   We have reviewed your response filed September 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009, filed on March 15, 2010

Note 2 – Summary of Significant Accounting Policies, page 57
Reclassification, page 57

1. We note from your response to comment three of our letter dated September 3, 2010 that you believe adjusted EBITDA is a non-GAAP measure you consider important to the readers of your financial statements. Please tell us why you do not discuss and analyze adjusted EBITDA in your filings considering its importance to readers of your financial statements.

2. We note that you reconcile adjusted EBITDA to income from operations. We generally believe that net income is the GAAP measure most directly comparable to adjusted EBITDA when it is used as a performance measure. Please reconcile adjusted EBITDA to net income or tell us why you do not believe it is the most directly comparable GAAP measure.

Part IV

Item 15. Exhibits

3. We note your response five in your letter dated September 23, 2010 and we reissue the comment. The fact that exhibits 10.14, 10.17, 10.21, 10.23, 10.26, 10.27, 10.28, and 10.29 to the Form 10-K are no longer material contracts of the Company and have expired does not preclude the necessity to file these in their entirety, as these were material contracts when filed pursuant to Item 601(b)(10) of Regulation S-K. As previously requested, exhibits 10.14, 10.17, 10.19, 10.21, 10.23, 10.26, 10.27, 10.28, 10.29, and 10.30 to the Form 10-K and Exhibit 10.1 to the Form 8-K filed April 6, 2010 are missing exhibits, schedules or attachments. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

DEF 14A for Annual Meeting on June 3, 2010

4. We are unable to locate your response to comment seven from the September 3, 2010 letter and therefore we reissue that comment. While we note the statement that you do not have a specific policy regarding diversity, you have not disclosed whether, and if so how, the nominating committee considers diversity in identifying nominees for directors, as required by Item 407(c)(2)(vi) of Regulation S-K. Please confirm that you will provide such disclosure in future filings. Please provide us with sample disclosure.

Closing Comments

You may contact Brian McAllister, staff accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: Linda G. Michaelson, Esq.
     Via facsimile at (310) 228-3701